Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of RMG Acquisition Corporation II (the “Company”) on Form S-1 pursuant to Rule 462(b) under the Securities Act of 1933, as amended, of our report dated August 5, 2020, except for Note 8 as to which the date is December 2, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of RMG Acquisition Corporation II as of July 30, 2020 and for the period from July 28, 2020 (inception) through July 30, 2020 appearing in the Registration Statement on Form S-1, as filed (File No. 333-249342), of RMG Acquisition Corporation II.

/s/ Marcum llp

Marcum llp

New York, NY

December 9, 2020